SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Proxy Statement relating to Extraordinary General Meeting of Shareholders to be held on August 20, 2007; Dated July 24, 2007

2

ITEM 1

STARLIMS TECHNOLOGIES LTD.
32B Habarzel Street
Tel Aviv 69710, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

        We cordially invite you to an Extraordinary General Meeting of Shareholders to be held on Monday, August 20, 2007 at 11:00 a.m. (Israel time) at our offices at 32B Habarzel Street, Tel Aviv, Israel. The purpose of the meeting is to consider and vote upon our election to be no longer subject to the reporting obligations set out in Part VI of the Israeli Securities Law, 1968, and instead to be subject to the reporting obligations set out in Part V (3) of the Israeli Securities Law, which applies to Israeli companies listed for trade both on a stock exchange in Israel and a foreign stock exchange. Since the listing of our shares for trade on the Tel Aviv Stock Exchange in November 1993, we have been obligated to provide, in accordance with the Israeli Securities Law, ongoing reports to the Israeli Securities Authority and to the Tel Aviv Stock Exchange. Since the listing of our shares for trade also on the NASDAQ Global Market in May 2007, we also have been obligated to provide ongoing reports to the NASDAQ Global Market. Subject to shareholder approval, we are permitted, however, by the Israeli Securities Law to issue reports in accordance with NASDAQ requirements only, so long as our shares are listed for trade on the NASDAQ Global Market. Your approval of this transition would streamline our reporting obligations to a single set of rules and regulations and save us the costs associated with having to report under both sets of reporting rules.

        The Board of Directors recommends that you vote in favor of the proposal, which is described in the attached Proxy Statement.

        Shareholders of record at the close of business on July 19, 2007 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the annual general meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Itschak Friedman Chairman of the Board of Directors

By Order of the Board of Directors
Eric Fenster, Corporate Secretary
July 24, 2007

3

STARLIMS TECHNOLOGIES LTD.
32B Habarzel Street
Tel Aviv 69710, Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of STARLIMS Technologies Ltd. to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 11:00 a.m. (Israel time) on Monday, August 20, 2007, at our offices at 32B Habarzel Street, Tel Aviv, Israel.

        This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or before July 24, 2007.

Purpose of the Extraordinary General Meeting

        At the Meeting, shareholders will be asked to consider and vote upon our election to be no longer subject to the reporting obligations set out in Part VI of the Israeli Securities Law, 1968 and instead to be subject to the reporting obligations set out in Part V (3) of the Israeli Securities Law, which applies to Israeli companies listed for trade both on a stock exchange in Israel and a foreign stock exchange.

Proxy Procedure

        Only holders of record of our ordinary shares, par value of NIS 1.0 per share, as of the close of business on July 19, 2007, are entitled to notice of, and to vote in person or by proxy at, the Meeting.

        Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

        As of July 19, 2007, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 8,721,300 ordinary shares. Each ordinary share entitles the holder to one vote.

        The presence of at least two shareholders, holding at least one third (1/3) of our company’s voting rights, represented in person or by proxy at the Meeting, will constitute a quorum at the Meeting. If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any time and place as the board of directors designates in a notice to the shareholders. At the reconvened Meeting, the presence of at least two shareholders, represented in person or by proxy, will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

        Under the Israeli Securities Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, excluding controlling shareholders within the meaning of Israeli law, is required to approve the proposal presented at the Meeting. Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if he has the power to direct the activities of a company, other than merely by reason of service as a director or other office holder of the company.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information as of July 19, 2007 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each of our directors, and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Itschak Friedman	1,360,508	(3)	15.60%
Dinu Toiba	770,000	(3)	8.83%
DS Securities and Investments Ltd.	576,446	(4)	6.61%
Clal Insurance Enterprises Holdings Ltd.	623,167	(5)	7.15%
Chaim Friedman	396,923	(3)(6)	4.55%
Eyal Guterman	381,935	(6)	4.38%
Martin Bandel	--		--
Dov Kleiman	--		--
Eliane Markowitz	700		*
All directors and executive officers as a group (nine persons)	2,979,065	(7)	34.16%

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 8,721,300 ordinary shares issued and outstanding as of July 19, 2007.
(3)	Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005. The voting agreement also grants the parties a right of first refusal to purchase each other’s shares in our company.
(4)	Based on reports submitted by DS Securities and Investments Ltd. to our company, which we submit to the Israeli Securities Authority via its distribution site (www.magna.isa.gov.il).
(5)	Based on reports submitted by Clal Insurance Enterprises Holdings Ltd. to our company, which we submit to the Israeli Securities Authority via its distribution site (www.magna.isa.gov.il).
(6)	Includes 64,703 ordinary shares held by Sivanir Ltd., an Israeli company jointly owned by Messrs. Chaim Friedman and Eyal Guterman.
(7)	Includes 69,000 ordinary shares underlying currently exercisable stock options.

TRANSITION TO REPORTING UNDER PART V(3) OF THE ISRAELI SECURITIES LAW
(Item 1 on the Proxy Card)

        At the Meeting, shareholders will be asked to consider and vote upon our election to be no longer subject to the reporting obligations set out in Part VI of the Israeli Securities Law, 1968 and instead to be subject to the reporting obligations set out in Part V (3) of the Israeli Securities Law, which applies to Israeli companies listed for trade both on a stock exchange in Israel and a foreign stock exchange.

        Since the listing of our shares for trade on the Tel Aviv Stock Exchange in November 1993, we have been obligated to provide, in accordance with the Israeli Securities Law, ongoing reports to the Israeli Securities Authority and to the Tel Aviv Stock Exchange. Since the listing of our shares for trade also on the NASDAQ Global Market in May 2007, we also have been obligated to provide ongoing reports to the NASDAQ Global Market. Subject to shareholder approval, we are permitted, however, by the Israeli Securities Law to issue reports in accordance with NASDAQ requirements only, so long as our shares are listed for trade on the NASDAQ Global Market. Our Board of Directors believes that is in the best interest of our company to approve the transition, as it would streamline our reporting obligations to a single set of rules and regulations and save us the costs associated with having to report under both sets of reporting rules.

        If the transition is approved at the Meeting, we intend to continue to include, in our interim financial statements, balance sheets, statements of cash flows and management’s discussion and analysis. We also intend to release our annual consolidated financial statements by no later than March 31 of each year.

        It is therefore proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the election of STARLIMS Technologies Ltd. to be no longer subject to the reporting obligations set out in Part VI of the Israeli Securities Law, 1968 and instead to be subject to the reporting obligations set out in Part V(3) of the Israeli Securities Law, be, and hereby is, approved.”

        Under the Israeli Securities Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, excluding controlling shareholders within the meaning of Israeli law, is required to approve the proposal presented at the Meeting. Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if he has the power to direct the activities of a company, other than merely by reason of service as a director or other office holder of the company.

        The Board of Directors recommends a vote FOR the foregoing proposal.

OTHER MATTERS

        The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Extraordinary Meeting and no other matter shall be on the agenda of the Meeting.

By Order of the Board of Directors, Eric Fenster Corporate Secretary

Dated: July 24, 2007

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: July 24, 2007